FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  December, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors

December 10, 2013

PRISA

Extraordinary General Shareholders' Meeting

Madrid, December 10th, 2013

Index

Two different macroeconomic realities

PRISA

Spain

Retail sales evolution 2008 – 2013E (%)



(5.9)
(5.5)
(1.7)
(5.6)
(7.4)
(5.2)
(2.1)
2008A
2009A
2010A
2011A
2012A
2013E
Q3 2013

Source: INE (Spanish Statistics Institute)

LatAm

GDP evolution (%)



10%
8%
5%
3%
-
(3%)
(5%)
(8%)
2008A
2010A
2012A
2014E
2016E
Brazil
Mexico
Colombia
Chile

Source: European Intelligence Unit

Strongly depressed market with decreasing demand and prices


Advertising market evolution (€m)
Total fall (07-13E): €1,882m (-53%)
Total fall (07-13E): €1,864m (-69%)
Total fall (07-13E): €317m (-49%)
3,539
2,713
649
3,146
2,192
596
2,414
1,586
502
2,387
1,532
498
2,156
1,365
396
1,797
1,019
372
1,657
850
331
2007A
2008A
2009A
2010A
2011A
2012A
2013E
TV
Press
Radio

Source: i2p (Sep-13)

Prisa performance reflects the dual macroeconomic reality

Spain

Printed press and radio revenues



Total Fall (07-12): €104m (-38%)
Total Fall (07-12): €178m (-65%)
271
272
225
155
167
94
127
70
112
58
2007A
2010A
2012A
9M12
9M13
Radio Ad.
Written Press Ad.

Circulation and promotion revenues



Total Fall (07-12): €105m (-38%)
276
211
171
140
112
2007A
2010A
2012A
9M12
9M13

LatAm

LatAm revenues



Increase (07-12): €248m (+52%)
482
588
730
522
574[1]
525
2007A
2010A
2012A
9M12
9M13

LatAm EBITDA



Increase (07-12): €94m (+99%)
94
150
188
139
145[1]
132
2007A
2010A
2012A
9M12
9M13

Source: Company information. Note: 1. At constant FX rates

Efforts undertaken(1): Strong reduction in Personnel Expenses

Employees


8,811
7,750
7,041
6,313
6,444
5,780
6,401
6,135
6,118
5,878
5,890
5,724
2009A
2010A
2011A
2012A
9M12
9M13
Spain
International

Personnel expenses (€m)


471
405
344
260
235
177
186
209
151
145
2008A
2010A
2012A
9M12
9M13
Spain
International

Source: Company information

Efforts undertaken (2): Cost reduction across those business lines that are not growth areas

Purchases[1] (€m)


414
-€38m
9%
375
-€37m
-10%
338
249
-€21m
-8%
228
2010A
2011A
2012A
9M12
9M13
Spain&Portugal (€m)


124
€27m
22%
151
€5m
3%
156
111
-€1m
-1%
110
2010A
2011A
2012A
9M12
9M13
International (€m)

External Services (€m)


617
-€41m
-7%
576
-€55m
-10%
521
386
-€16m
-4%
369
2010A
2011A
2012A
9M12
9M13
Spain&Portugal (€m)


178
€35m
20%
213
€9m
4%
222
157
€14m
9%
171
2010A
2011A
2012A
9M12
9M13
International (€m)

Note: 1. Excluding football impact

Efforts undertaken(3): Capex reduction across the board except in Santillana's learning systems

Group capex evolution (€m)



€0m
0%
-€60m
-40%
-€9m
-16%
151
151
90
61
51
3
39
110
22
20
108
15
15
60
11
8
42
1
6
44
2010A
2011A
2012A
9M12
9M13
Other (exc. Santillana)
Press, Radio and Media Capital
Prisa TV



+€12m
22%
+€11m
16%
+€11m
24%
55
67
78
44
54
55
6
61
26
53
4
40
17
37
2010A
2011A
2012A
9M12
9M13
Santillana: Other
Santillana: Learning systems

Source: Company information

Efforts undertaken (4): Financial debt reduction



Financial Debt (€m)
-€1,730m
+€251m
4,948
(1,181)
(420)
177
111
3,888
(334)
(100)
(177)
(2)
3,218
22
119
12
3,467
Dec-09A
Minority stake disposal
Liberty transaction
Divid. B shares
Divid to DLJ
Other
Dec-11A
Convertible Bond Issuance
Warrants Issuance
Elimination obligatory dividend B-shares
DLJ liability update
Dédalo debt Consol.
Convertible coupon
Other
Dec-12A
New liquidity line
Leasing Santillana
Put Media Capital
Aditional debt
DLJ dividend
Sep-13

(i) €279m disposal of 25% of Santillana (€217m to reduce debt)
(ii) €940m disposal of 44% of DTS
(iii) €24m disposal of 10% of Media Capital

(i) €41m new debt drawn, mainly: Santillana €21m, Canal+ €6m and Media Capital €12m
(ii) €78m Other, mainly: capitalised interests (€33m), formalization costs (€19m), PIK interests (€14m)

Efforts undertaken (5): Group Equity maintained

Group Equity evolution (€m)



2,650
152
400
247
(448)
(194)
(124)
(72)
2,612
(6)
(116)
(10)
(9)
(212)
2,256
Dec-10A
Warrants issuance
Mandatory Convertible Bonds
Restructuring of B-share dividend
Goodwill write down
Income tax provisions
Severance costs and extraordinary provisions
Minorities and other
Dec-12A
B Shares conversion rate protection
Goodwill write down
Income tax provisions
Severance costs
Minorities and other
Sep-13A

Since 2009 until 2012:

- €1.730m debt reduction
- €820m extraordinary provisions and write-downs
- Equity sustainability

Despite:

- €387m drop in revenues from advertising, circulation and promotions in Spain

On the back of:

- Cost reduction in Spain
- Capex control
- Transactions to improve the capital structure

Issues with current capital structure



PRISA
Cash flow structure from subsidiaries to Holding (2012)
LatAm
Santillana
Radio
DTS
Portugal
MediaCapital
Spain
Santillana
Radio
Press
Corporate Centre
Adj. EBITDA⁴
€201m
€182m
€43m
€51m
Debt
€36m
€73m
€113m
Holding: €2,850m¹
Dividends
€74m³
€41m²
€6m
DLJ (25% Santillana) Radio (26.5%)
Telefónica (22%) Mediaset España (22%)
Nova Galicia (5%)
€5m
€23m
€44m

Notes:

1. Debt at Holding level as of 31/12/2012
2. Ordinary dividends
3. Latam dividends upstreamed to Holdco before paying DLJ and radio minorities
4. Excludes one-offs such as Dédalo consolidation and redundancy expenses

Financial debt Restructuring Process

PRISA

Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec

Jan – May: Negotiation with key banks Constituted under the Ad Hoc Committee

Jun – Oct: 3-sided negotiation between: Company, Ad Hoc Committee and debt institutional investors

Jan: Company's proposal presented to key banks

Jun: Modified proposal presented to all lenders
- 72,9% Support
- €80m Liquidity Line

Oct: Agreement with debt institutional investors (11% of debt)
- Total Support 84%
- Additional Liquidity Line (€52m)
- Commitment to support

Nov: Call for Extraordinary Shareholders' Meeting
- Warrants issue approval
- Agreement details

Jan – Oct: Debt trading on the secondary market

Different interests that must be aligned

Original financial lenders:
- Recover their investment at par
- Level of provisions

Accionistas:
- Significant efforts made to date

Restructuring

PRISA

Debt institutional investors (Hedge Funds):
- New money providers
- Focussed on economic returns

Difficult market environment
Short term liquidity needs
Unanimous agreement required

The Refinancing Agreement

	Tranche 1	Tranche 2	Tranche 3
Facility	■ €353m new money facility (Including fees)	■ Loan of c. €647m	■ c. €2,278m
Maturity / Repayment	■ Maturity: 2 years + 1 year extension (bullet)	■ 5 years maturity (bullet)	■ 6 years maturity (bullet) ■ Debt reduction milestones
Pricing	■ Cash interests: E+260bps[1] ■ PIK interests: 6.15% ■ Fee to be paid in cash or through issue of warrants equivalent to 17% of the class-A shares of Prisa, at the Company's election.	■ Cash interests: E+260bps[2]	■ Cash interests: 10bps ■ PIK interests: 2.50%
Guarantees	■ *Super senior*	■ Existing security structure	■ Existing security structure ■ Recourse limited to Prisa's stake in Santillana
Lenders	■ Hedge Funds	■ Existing lenders	■ Existing lenders

Note: 1. Euribor floor at 1%; 2. No Euribor floor

Debt reduction process

PRISA

2013E	2014E	2015E	2016E	2017E	2018E	2019E
0	1	2	3	4	5	6
Tranche 3: c. €2.3bn		-€900m	-€600m			*Remaining debt at maturity (if any)*
		Milestone 1	*Milestone 2*			

Banks' call option

2013E–2016E:
- Up to 75% option over Santillana (100% of Prisa stake)
- To be determined by a mathematic formula

2017E–2019E:
- Up to 24.9% option over Santillana
- To be determined by a mathematic formula

T3 Debt reduction

2013E–2016E:
- Non-core asset disposals
- Monetization through financing at subsidiary level
- Debt buy-back
- Equity instruments
- Potential transfer from T3 to T2

2017E–2019E:
- Debt conversion to Santillana shares or PPL

Key Benefits of Refinancing

Protects core perimeter
- Preserves Prisa core assets
- Definition of a sustainable debt level for strategic assets

Increases financial flexibility
- Long-term facilities (5 and 6-year maturity facilities)
- Average cost of debt at c. E+301bps

Provides time (3 years) for deleverage through:
- Disposal of non-strategic assets
- Leveraging other assets
- Other corporate transactions
- Debt buy-back at discount

Flexibility of legal contracts
- Legal mechanisms for approvals through majority
- Reduced risks of potential defaults
- Avoidance of risks derived from unanimous-consent negotiations

Improves Liquidity Profile
- Significant reduction in cash interest payments
- Sizeable liquidity line of €353m

Implied risks derived from the execution of the refinancing agreement

PRISA

Limitations set in the agreement

Limitations

- Additional indebtedness, acquisitions, investments
- Potential limitation of the future Group's development

Execution risks

Business Plan

- Business Plan development
- Evolution of market environment

Debt reduction

- Strong commitment towards disposals/deleveraging in light of milestones agreed
- Valuation of disposals
- Achieved discounts on debt buy-back

Consequences of failures to respect the milestones

- Each individual lender has the option of converting commitment into Santillana shares
  - Depending on the amount of T3 outstanding at conversion date
  - Limited at 25% if milestone in year 3 is met

Limitations and milestones can be waved by majority of lenders